SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549
                            _________________________

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           UNITED STATES LEATHER, INC.
             (Exact name of registrant as specified in its charter)

                    Wisconsin                           13-3503310
                (Jurisdiction of                       (IRS Employer
         incorporation or organization)             Identification No.)

             1403 West Bruce Street
                  Milwaukee, WI                            53204
    (Address of principal executive offices)            (Zip Code)


    Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class             Name of each exchange on which
           to be so registered             each class is to be registered

                  None


        If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box [ ].

        If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box [X].

        Securities Act registration statement file number to which this form relates: _________________ (if applicable).

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.01 per share
                                (Title of Class)

   Item 1.   Description of Registrant's Securities to be Registered

             A.   General

             The authorized capital stock of United States Leather, Inc. (the "Company") consists of forty-five million (45,000,000) shares of Common Stock, par value $.01 per share (the "Common Stock").

             The Common Stock is entitled to such dividends as may be declared from time to time by the Board of Directors of the Company (the "Board of Directors") in accordance with applicable law.

             Except as provided under Wisconsin law, only the holders of Common Stock are entitled to vote for the election of directors of the Company and on all other matters. Holders of Common Stock are entitled to one vote for each share of Common Stock held by them, subject to section 180.1150 of the Wisconsin Statutes. (See "Certain Statutory Provisions" below). Holders of Common Stock do not have cumulative voting rights in connection with the election of directors, which means that holders of shares entitled to exercise more than 50% of the voting power represented at any meeting of shareholders have the power to elect all of the directors to be elected at any such meeting.

             All shares of Common Stock are entitled to participate equally in distributions in liquidation. Except as the Board of Directors may in its discretion otherwise determine, holders of Common Stock have no preemptive rights to subscribe for or to purchase shares of the Company's capital stock. There are no conversion rights, sinking fund, or redemption provisions applicable to the Common Stock.
   Section 180.0622(2)(b) of the Wisconsin Statutes and judicial interpretations thereof provide that shareholders are personally liable for debts owing to employees of the Company for services performed (not to exceed six months' service in any one case).

             B.   Certain Statutory Provisions

             Section 180.1150 of the Wisconsin Statutes provides that the voting power of shares held by any person or persons acting as a group that is greater than 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the Company or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

             Sections 180.1140 to 180.1144 of the Wisconsin Statutes contain certain limitations and special voting provisions applicable to specified business combinations involving the Company and a significant shareholder, unless the Board of Directors approves the business combination or the shareholder's acquisition of shares before such shares are acquired. Similarly, sections 180.1130 to 180.1133 of the Wisconsin Statutes contain special voting provisions applicable to certain business combinations, unless specified minimum price and procedural requirements are met.

             Following commencement of a takeover offer, section 180.1134 of the Wisconsin Statutes imposes special voting requirements on certain share repurchases effected at a premium to the market and on certain asset sales by the Company, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

             The foregoing provisions of the Wisconsin Statutes could have the effect of delaying, deterring, or preventing a change in control of the Company.

             C.   Restated Articles of Incorporation and By-Laws

             Under the Restated Articles of Incorporation of the Company (the "Restated Articles of Incorporation") and By-Laws of the Company (the "By-Laws"), the Board of Directors is comprised of five members who are elected by the shareholders for one-year terms at the annual meeting of shareholders. The Restated Articles of Incorporation provide that any vacancies on the Board of Directors are filled only by the affirmative vote of a majority of the directors in office, even if less than a quorum. Any director so elected will serve until the next election of directors and until his or her successor is duly elected and qualified.

             The Restated Articles of Incorporation provide that any director may be removed from office with or without cause, but only by the affirmative vote of more than one-half of all outstanding shares entitled to vote in the election of directors.

             The By-Laws give the Board of Directors discretion to postpone shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the President or the Board of Directors (acting by resolution) may adjourn a shareholder meeting at any time prior to the transaction of business at such meeting. The By-Laws also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a regular meeting.

             The provisions of the Restated Articles of Incorporation and By-Laws summarized above could have the effect of delaying, deterring, or preventing a change in control of the Company.

   Item 2.   Exhibits

             (1)  Restated Articles of Incorporation of United States
                  Leather, Inc.

             (2)  By-laws of United States Leather, Inc.

                                    SIGNATURE

             Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 UNITED STATES LEATHER, INC.


                                 By:  /s/ Kinzie L. Weimer
                                      Kinzie L. Weimer
                                      Senior Vice President, Chief Financial
                                         Officer and Secretary

   Dated:  July 20, 1998

                           UNITES STATES LEATHER, INC.

                                  EXHIBIT INDEX

                                                       Sequential
           Number and Description of Exhibit           Page Number

    (1)  Restated Articles of Incorporation of
         United States Leather, Inc.                       --

    (2)  By-laws of United States Leather, Inc.            --